Exhibit 18.1

November 13, 2002

Interstate Hotels & Resorts, Inc.
1010 Wisconsin Avenue, N.W.
Suite 650
Washington, D.C. 20007

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Interstate Hotels & Resorts, Inc. (the “Company”) for the three months ended September 30, 2002, and have read the Company’s statements contained in Note 2 to the condensed consolidated financial statements included therein. As stated in Note 2, the Company changed its method of accounting for incentive management fees during interim periods and states that the newly adopted accounting principle is preferable in the circumstances because the new method eliminates the potential that incentive management fee revenue will be recognized in one interim reporting period and reduced or eliminated in a future interim reporting period. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, the pertinent accounting literature in EITF Topic D-96 states that the newly adopted accounting principle is preferable in the circumstances.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

KPMG LLP